Exhibit 99.2

Additional Information Required Pursuant to Regulation G

EBITDA

This report contains certain discussions regarding EBITDA that are generally computed as operating income before depreciation and amortization. This measure is a non-GAAP financial measure, defined as a numerical measure of a registrant's financial performance that excludes or includes amounts so as to be different than the most directly comparable measure calculated and presented in accordance with GAAP in the statement of operations, the balance sheet or the statement of cash flows of the registrant. EBITDA for the first quarter of 2003 was $45.3 million. EBITDA margin (EBITDA as a percentage of revenues) for the first quarter of 2003 was 26.9%. See "EBITDA Reconciliation" for the reconciliation of EBITDA to operating income pursuant to the requirements of Regulation G.

EBITDA RECONCILIATION

Pursuant to the requirements of Regulation G, we have provided a reconciliation of EBITDA to its most directly comparable IAS financial measure, which we consider to be operating income, for the first quarter of 2003.

1Q03

Operating profit..........................27,864
 Depreciation and amortization.......20,870
Management Fee, Net.................-4,081
Interest earned..............................598
EBITDA.....................................45,251

Although EBITDA is a non-GAAP and non-IAS financial measure, we consider this measure to be a key operating metric of our business. We use this measure in our planning and budgeting processes, to monitor and evaluate our financial and operating results. In computing this measure, we exclude depreciation and amortization from operating income as these expenses do not require cash from operations to settle.

We also believe that EBITDA is useful to investors because it provides an analysis of financial and operating results using the same measures that we use in evaluating our company. We expect that EBITDA provides investors with the means to evaluate our financial and operating results against other companies within the transportation industry. In addition, we believe that EBITDA is meaningful to investors in evaluating our ability to meet our future debt service requirements. Our calculation of EBITDA may not be consistent with the calculation of EBITDA by other companies in the transportation industry. EBITDA is not a measurement of financial performance under GAAP or IAS and should not be considered as an alternative to operating income as an indicator of our operating performance or cash flows from operating activities as a measure of liquidity or any other measures of performance derived in accordance with GAAP or IAS. In addition, EBITDA does not take into account changes in certain assets and liabilities, interest expense or income taxes that can affect our financial results and cash flows.